

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2010

Via Facsimile and U.S. Mail

Mr. Kyle Badger
Executive Vice President,
 General Counsel and Secretary
Richardson Electronics, Ltd.
40W267 Keslinger Road, P.O. Box 393
LaFox, Illinois 60147-0393

> **Re:** **Richardson Electronics, Ltd.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 20, 2010**
> **File No. 0-12906**

Dear Mr. Badger:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Selected Historical Consolidated Financial Data, page 51

1.   As applicable, please revise the financial statements included in Annex C and Annex D of this filing to address the comments on your Form 10-K and Form 10-Q in our letter dated November 16, 2010.

Unaudited Pro Forma Condensed Consolidated Financial Statement, page E-1

2.   Please expand your introductory paragraph to include the following information:

       - a description of the transaction,
       - the entities involved, and
       - an explanation of what the pro forma income statements and balance sheets represent.

       Refer to Rule 11-02(b)(2) of Regulation S-X.

3.   Please explain to us your disclosure that the pro forma unaudited balance sheets do not include any adjustment to reflect the cash proceeds received at closing, as it appears such proceeds were reflected in adjustment two.

4.   Please clarify in the introductory paragraph as to when the transfer of RFPD is deemed to occur for each pro forma income statement and balance sheet presented.

5.   Please include footnotes to the pro forma condensed financial statements which clearly explain the transaction and each of the adjustments recorded in the pro forma financial statements. Include clear explanation of the material assumptions involved. Finally, please revise to present your pro forma adjustments gross on the face of the pro forma statements or include a detailed explanation of the components of the adjustment in the notes to the pro forma statements. Refer to Rule 11-02(b)(6) of Regulation S-X.

Income Statement – Pro forma, page E-2

6.   Please disclose in the notes to the pro forma financial statements any interest income relating to proceeds from the sale, or why such income is not anticipated.

7.   Please tell us why you have not included pro forma adjustments for the expense of the transaction. Refer to Rule 11-02(b)(6) of Regulation S-X and Instruction 3 to Rule 11-02(b) of Regulation S-X.

8.   Please tell us whether you will have material nonrecurring charges or credits and related tax effects which result directly from the transaction and which will be included in your income within the 12 months following the transaction. Disclose these items in a footnote and clearly indicate that they are not included in the pro forma income statement. Refer to Rule 11-02(b)(5) of Regulation S-X.

Balance Sheet – Pro forma, page E-3

9.   Please revise your pro forma adjustments to show the pro forma gain as an adjustment to pro forma retained earnings with an appropriate explanation in the footnote.

10.   Please tell us whether the pro forma tax on such gain is computed at the statutory rate or, if you used a different rate, why this rate is factually supportable. Disclose an explanation of the tax rate used in a note to the pro forma financial statements. Refer to Instruction 7 to Rule 11-02(b) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry at (202) 551-3761 or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 if you have questions regarding the above comments. Please contact Tom Jones at (202) 551-3602 or Tim Buchmiller at (202) 551-3635 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief